Exhibit (a)(5)(I)

EFiled: Nov 1 2011 3:30PM EDT Transaction ID 40663936 Case No. 7002-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

THOMAS FELLMAN, Individually and On	)
Behalf of All Others Similarly Situated,	)
)
Plaintiff,	)
)
v.	)	Civil Action No.
)
ADOLOR CORPORATION, ARMANDO	)
ANIDO, MICHAEL R. DOUGHERTY,	)
GEORGE GEMAYEL, PAUL GODDARD,	)
GEORGE V. HAGER, JR., DAVID M.	)
MADDEN, GUIDO MAGNI, CLAUDE H.	)
NASH, DONALD NICKELSON, CUBIST	)
PHARMAMCEUTICALS, INC., and FRD	)
ACQUISITION CORPORATION,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff, by his undersigned attorneys, for this Verified Class Action Complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1.                                       This is a class action on behalf of the public shareholders of Adolor Corporation (“Adolor” or the “Company”) against Adolor and its Board of Directors (the “Board” or the “Individual Defendants”), to enjoin a proposed transaction announced on October 24, 2011 (the “Proposed Transaction”), pursuant to which Adolor will be acquired by Cubist Pharmaceuticals, Inc. and its wholly-owned subsidiary, FRD Acquisition Corporation (collectively, “Cubist”). On or about October 24, 2011, the Board announced that it had caused Adolor to enter into a definitive agreement and plan of merger (“Merger Agreement”) to be acquired by Cubist in a cash transaction by means of an all-cash tender offer (the “Tender Offer”) and second-step merger with a net transaction value of up to approximately $415 million, net of Adolor’s third quarter 2011 cash balance (the “Proposed Transaction”). The Company’s shareholders will either accept the proposed Tender Offer and tender their shares or else be cashed out in the anticipated follow-on acquisition. The Tender Offer is scheduled to commence within 10 business days of the date of the Merger Agreement and will expire after 20 business days unless the offer is extended.

2.                                       The Proposed Transaction is the product of a flawed process that resulted from the Board’s failure to maximize shareholder value and deprived Adolor’s public shareholders of the ability to participate in the Company’s long-term prospects. Furthermore, in approving the Merger Agreement, the Individual Defendants breached their fiduciary duties to plaintiff and the Class (defined herein). Moreover, as alleged herein, Adolor and Cubist aided and abetted the Individual Defendants’ breaches of fiduciary duties. Plaintiff seeks enjoinment of the Proposed Transaction or, alternatively, rescission of the Proposed Transaction in the event defendants are able to consummate it.

THE PARTIES

3.                                       Plaintiff is, and has been continuously throughout all times relevant hereto, the owner of Adolor common stock.

4.                                       Defendant Adolor is a Delaware corporation and maintains its principal executive offices at 700 Pennsylvania Drive, Exton, Pennsylvania, 19341. Adolor is a biopharmaceutical company, engaged in the discovery, development, and commercialization of novel prescription pain and pain management products. The Company offers ENTEREG (alvimopan), a small molecule peripherally-acting mu-opioid receptor antagonist designed to block the adverse side effects of opioid analgesics on the gastrointestinal (GI) tract, as well as to accelerate upper and lower GI recovery following partial bowel resection surgery with primary anastomosis. It also has various product candidates in clinical development comprising peripherally-acting mu opioid receptor antagonists ADL5945, which is in phase II clinical trial to treat opioid-induced constipation; and ADL7445, a second peripherally-acting mu opioid receptor antagonist, which is considered a back-up compound. In addition, the Company develops ADL6906 (beloxepin), a compound for treating chronic pain. Its preclinical products include centrally-acting mu opioid receptor antagonists for the treatment of 1-DOPA-induced dyskinesia associated with the management of Parkinson’s disease. Adolor’s common stock is traded on the Nasdaq under the ticker “ADLR.”

5.                                       Defendant Armando Anido (“Anido”) has served as an Adolor director since 2003. According to Adolor’s Annual Proxy Statement filed with the United States Securities and Exchange Commission (“SEC”) on Form DEF 14A on April 1, 2011 (the “2011 Proxy”), Anido is Chair of the Company’s Governance and Nominating Committee.

6.                                       Defendant Michael R. Dougherty (“Dougherty”) has served as an Adolor director since 2006 and has also served as Adolor’s President and Chief Executive Officer (“CEO”) since that time. Dougherty joined the Company as Senior Vice President of Commercial Operations in November 2002. From April 2003 through October 2005, he served as Adolor’s Chief Financial Officer and also served as Senior Vice President, Chief Operating Officer and Treasurer from April 2003 through December 2006. In addition, according to the 2011 Proxy, Dougherty beneficially owns approximately 2.77% of the Company’s outstanding common stock.

7.                                       Defendant George V. Hager, Jr. (“Hager”) has served as an Adolor director since 2003. According to the 2011 Proxy, Hager is Chair of the Company’s Audit Committee.

8.                                       Defendant George Gemayel (“Gemayel”) has served as an Adolor director since 2007. According to the 2011 Proxy, Gemayel is a member of the Company’s Audit Committee and the Governance and Nominating Committee.

9.                                       Defendant David M. Madden (“Madden”) has served as an Adolor director since 2000 and was appointed Chairman of the Board in May 2005. Madden also served as the Company’s Interim President and CEO from August 2005 through December 2006. In addition, according to the 2011 Proxy, Madden beneficially owns approximately 2.39% of the Company’s outstanding common stock.

10.                                 Defendant Guido Magni (“Magni”) has served as an Adolor director since 2008.

According to the 2011 Proxy, Magni is a member of the Company’s Governance and Nominating Committee.

11.                                 Defendant Paul Goddard (“Goddard”) has served as an Adolor director since 2000 and also served as a Company consultant from August 2003 through July 2005. According to the 2011 Proxy, Goddard is a member of the Company’s Compensation Committee.

12.                                 Defendant Claude H. Nash (“Nash”) has served as an Adolor director since 2000. According to the 2011 Proxy, Nash is Chair of the Company’s Compensation Committee.

13.                                 Defendant Donald Nickelson (“Nickelson”) has served as an Adolor director since 2003. According to the 2011 Proxy, Nickelson is a member of the Company’s Compensation Committee and the Audit Committee.

14.                                 Defendant Cubist Pharmaceuticals, Inc. is a Delaware corporation and maintains its principal executive offices at 65 Hayden Avenue, Lexington, Massachusetts, 02421. According to its website, Cubist Pharmaceuticals, Inc. “is a bio-pharmaceutical company focused on the research, commercialization and creation of pharmaceutical products that address unmet medical needs in the acute care environment.”

15.                                 Defendant FRD Acquisition Corporation is a Delaware corporation and a subsidiary of Cubist Pharmaceuticals, Inc. created for the sole purpose of effecting the Proposed Transaction.

16.                                 The defendants identified in paragraphs 5 through 13 are collectively referred to herein as the “Individual Defendants.” By virtue of their positions as directors and/or officers of Adolor, the Individual Defendants are in a fiduciary relationship with plaintiff and the other public shareholders of Adolor, and owe plaintiff and Adolor’s public shareholders the highest obligations of loyalty, good faith, fair dealing, due care, and full and fair disclosure.

17.                                 Each of the Individual Defendants at all times had the power to control and direct Adolor to engage in the misconduct alleged herein. The Individual Defendants’ fiduciary obligations required them to act in the best interest of plaintiff and all Adolor shareholders.

18.                                 Each of the Individual Defendants owes fiduciary duties of loyalty, good faith, fair dealing, due care, and full and fair disclosure to plaintiff and the other members of the Class. They are acting in concert with one another in violating their fiduciary duties as alleged herein, and, specifically, in connection with the Proposed Transaction.

19.                                 The Company’s public shareholders must receive the maximum value for their shares through the Proposed Transaction. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated and are continuing to violate the fiduciary duties they owe to plaintiff and the Company’s other public shareholders, due to the fact that they have engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

CLASS ACTION ALLEGATIONS

20.                                 Plaintiff brings this action on his own behalf and as a class action, pursuant to Court of Chancery Rule 23, on behalf of himself and the public shareholders of Adolor (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

21.                                 This action is properly maintainable as a class action.

22.                                 The Class is so numerous that joinder of all members is impracticable. As of July 15, 2011, there were 46,464,484 shares of Adolor common stock outstanding, held by hundreds, if not thousands, of individuals and entities scattered throughout the country.

23.                                 Questions of law and fact are common to the Class, including, among others:

a.                                       Whether defendants have breached their fiduciary duties owed to plaintiff and the Class; and

b.                                      Whether defendants will irreparably harm plaintiff and the other members of the Class if defendants’ conduct complained of herein continues.

24.                                 Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

25.                                 The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

26.                                 Defendants have acted, or refused to act, on grounds generally applicable, and are causing injury to the Class and, therefore, final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

27.                                 The Company commenced operations in 1994 to capitalize on proprietary technology in cloned opioid receptors. Adolor’s first commercial product, ENTEREG® (alvimopan) (“ENTEREG”), is a small molecule, peripherally-acting mu opioid receptor antagonist intended to block the adverse side effects of opioid analgesics, like morphine, on the gastrointestinal (GI) tract without interfering with central nervous system (CNS) mediated analgesia.

28.                                 Adolor, in collaboration with GlaxoSmithKline, launched ENTEREG in the United States in mid-2008. On June 14, 2011, Adolor announced that it had entered into an agreement with GlaxoSmithKline to reacquire all rights to ENTEREG and assume full control of the promotional effort. The transaction closed on August 31, 2011.

29.                                 The Company also is developing ADL5945, a small molecule, potent peripherally-acting mu opioid receptor antagonist intended to block the adverse effects of opioid analgesics on the GI tract without affecting analgesia, to treat chronic opioid-induced constipation

(OIC). Phase 2 trials of ADL5945 demonstrated statistically significant and clinically relevant efficacy in patients suffering from OIC. According to its website, the Company expects to initiate a Phase 3 program with ADL5945 in early 2012.

30.                                 On July 27, 2011, Adolor issued a press release announcing its second quarter 2011 financial results wherein the Company reported continued sales growth of its drug ENTEREG. Specifically, net sales of ENTEREG of $8.2 million for the three months ended June 30, 2011, a 31% increase compared to net sales of $6.3 million for the three months ended June 30, 2010. Adolor attributed the increase in net sales as driven primarily by an increase in the number of hospitals ordering ENTEREG and increased penetration within existing hospital customers, as well as the impact of pricing changes since the first quarter of 2010. Adolor also reported net sales of ENTEREG were $15.7 million and $11.5 million for the six months ended June 30, 2011 and 2010, respectively. Individual Defendant Dougherty commented on the Company’s positive momentum:

The second quarter was highlighted by continuing growth in ENTEREG sales and, of course, our agreement with GSK to assume full ownership of the product[.] We enter the second half of 2011 with positive momentum and look ahead to an important milestone for our Company, the reporting of data in August for ADL5945 in our phase 2 program in chronic OIC.

31.                                 On August 10, 2011, Adolor issued a press release wherein it announced positive, statistically significant top line results from its two Phase 2 studies of ADL5945 in chronic non-cancer pain patients with opioid-induced constipation (“OIC”). ADL5945, a peripherally-acting mu opioid receptor antagonist, is an investigational drug being evaluated for the treatment of OIC as well as other associated gastrointestinal (GI) complications. Individual Defendant Dougherty commented on these results by saying:

Our Phase 2 program achieved all of our objectives and validates our view that ADL5945 is a potentially important drug for patients suffering from OIC and related GI symptoms[.] Adolor has extensive experience in this therapeutic area that we will continue to leverage as we now focus on the Phase 3 program. There has been significant interest in ADL5945 and we look forward to sharing these data and initiating pivotal studies as expeditiously as possible.

(Emphasis added).

32.                                 On September 6, 2011, Adolor issued a press release wherein it announced it had completed the re-acquisition of all ENTEREG rights from GlaxoSmithKline.

33.                                 On October 24, 2011, Adolor issued a press release announcing the Proposed Transaction. Specifically, the press release announced that Adolor had entered into a definitive agreement to be acquired by Cubist by means of a tender offer for $4.25 per share in cash, or approximately $190 million on a fully-diluted basis, net of Adolor’s third quarter 2011 cash balance. In addition to the upfront cash payment, each Adolor shareholder will receive one Contingent Payment Right (“CPR”), entitling the holder to receive additional cash payments of up to $4.50 for each share they own if certain regulatory approvals and/or commercialization milestones for ADL5945 are achieved. The total Proposed Transaction is valued at up to $415 million, net of Adolor’s third quarter 2011 cash balance.

34.                                 The Proposed Transaction, which has been unanimously approved by the boards of directors of both companies, is expected to close in the fourth quarter of 2011. Additionally, the press release announcing the Proposed Transaction explained that terms of the CPR call for additional cash payments of up to $4.50 per CPR. The CPR will entitle each Adolor shareholder to receive up to $3.00 per share if ADL5945 receives regulatory approval in the U.S. and up to $1.50 per share if ADL5945 receives regulatory approval in the European Union, in both instances prior to July 1, 2019. In each case, the size of the payment would depend on the parameters of the approval. The press release stated that the CPR will not be publicly traded. The Form 8-K filed by Adolor with the SEC on October 25, 2011 further defined the terms of the CPR, as stated below:

FDA Approval

•                  $3.00 per CPR payable if ADL5945 is approved on or before July 1, 2019 and is the first oral monotherapy treatment for opioid induced constipation (“OIC”) approved by the FDA without a maximum day limitation, or, if not the first approved product, is approved with a label that does not competitively disadvantage ADL 5945 relative to other

FDA-approved OIC products (such approval, the “FDA Preferred Product Label Approval”).

•                  This $3.00 amount will be reduced by $1.75 to $1.25 if ADL5945 is not the first approved product and is approved with a label that puts ADL5945 at a competitive disadvantage relative to other FDA-approved OIC products.

European Medicines Agency (“EMA”) Approval

•                  $1.50 per CPR payable if ADL5945 is approved on or before July 1, 2019 and is the first oral monotherapy treatment for OIC approved by the EMA without a maximum day limitation, or, if not the first approved product, is approved with a label that does not competitively disadvantage ADL 5945 relative to other EMA-approved OIC products (such approval, the “EMA Preferred Product Label Approval”).

•                  This $1.50 amount will be reduced by $1.00 to $0.50 if ADL5945 is not the first approved product and is approved with a label that puts ADL5945 at a competitive disadvantage relative to other EMA-approved OIC products.

Sales Milestones

If either the FDA Preferred Product Label Approval or the EMA Preferred Product Label Approval is not obtained by July 1, 2019, then each holder of a CPR is entitled to receive the following cash payments:

•                  If neither the FDA Preferred Product Label Approval nor the EMA Preferred Product Label Approval is obtained, then each holder of a CPR is entitled to receive $1.50 upon ADL 5945 achieving $400,000,000 in cumulative net sales over a specified period, and an additional $1.25 upon ADL 5945 achieving $800,000,000 in cumulative net sales over a specified period.

•                  If EMA Preferred Product Label Approval is obtained but FDA Preferred Product Label Approval is not obtained, then each holder of a CPR is entitled to receive $0.50 upon ADL 5945 achieving $400,000,000 in cumulative net sales over a specified period, and an additional $1.25 upon ADL 5945 achieving $800,000,000 in cumulative net sales over a specified period.

•                  If FDA Preferred Product Label Approval is obtained, but EMA Preferred Product Label Approval is not obtained, then each holder of a CPR is entitled to receive $1.00 upon ADL 5945 achieving $800,000,000 in cumulative net sales over a specified period.

35.                                 In the press release announcing the Proposed Transaction, Michael Bonney, President and CEO of Cubist acknowledged the value that Adolor brings to Cubist. Indeed, Mr.

Bonney emphasized that Adolor’s “ENTEREG is a first-in-class therapy with strong growth potential, and we believe our experienced sales force and strong commercial platform will realize the potential of this important hospital product. With the addition of ADL5945, Cubist will have a truly outstanding late-stage pipeline with three strong candidates addressing significant markets.” (Emphasis added). The press release announcing the Proposed Transaction even states that “Cubist anticipates peak ENTEREG sales of over $100 million annually.”

36.                                 To the detriment of the Company’s shareholders, the terms of the Merger Agreement substantially favor Cubist and are calculated to unreasonably dissuade potential suitors from making competing offers.

37.                                 The Individual Defendants have all-but-ensured that another entity will not emerge with a competing proposal by agreeing to a “No Solicitation” provision in Section 5.2 of the Merger Agreement that prohibits the Individual Defendants from soliciting alternative proposals and severely constrains their ability to communicate and negotiate with potential buyers who wish to submit or have submitted unsolicited alternative proposals. Section 5.2(a) of the Merger Agreement states:

(a) The Company and each Company Subsidiary has, and has caused its officers, directors, employees, investment bankers, attorneys, accountants or other agents or those of the Company Subsidiaries (collectively, “Representatives”) to have, ceased and terminated all existing solicitations, initiations, encouragements, discussions, negotiations and communications with any persons or entities with respect to any offer or proposal or potential offer or proposal relating to any transaction or proposed transaction or series of related transactions, other than the transactions contemplated hereby, involving: (A) any consolidation, business combination, merger or similar transaction involving the Company or any Company Subsidiary; (B) any recapitalization, restructuring, liquidation or dissolution of the Company or any Company Subsidiary; (C) any issuance by the Company, individually or in the aggregate, of over fifteen percent (15%) of its equity securities; or (D) any sale, lease, exchange, transfer, license, acquisition or disposition of assets of the Company or Company Subsidiaries (including for this purpose the outstanding equity securities of a Company Subsidiary) for consideration equal to fifteen percent (15%) or more of the market value of all of the outstanding Shares on the last trading day prior to the date of this Agreement or fifteen percent (15%) of the consolidated total assets of the Company and the Company Subsidiaries (each of clauses (A)-(D), an “Acquisition Proposal”). Except as provided in this Section 5.2, from the date of this Agreement until the earlier of termination of this Agreement or the Effective Time, the Company shall not and shall cause its Representatives and each Company Subsidiary not to directly or indirectly (i) initiate, solicit or encourage, or take any action to facilitate the making of, any offer or proposal which constitutes or is reasonably likely to lead to an Acquisition Proposal, (ii) enter into any agreement with respect to an Acquisition Proposal, or (iii) engage in negotiations or discussions with, or provide any non-public information or data to, any person (other than Parent or any of its affiliates or representatives) relating to any Acquisition Proposal or grant any waiver or release under any standstill agreement. The Company agrees that any violations of the restrictions set forth in this Section 5.2 by any of its Representatives shall be deemed to be a breach of this Agreement (including this Section 5.2) by the Company. Notwithstanding the foregoing, nothing contained in this Section 5.2 or any other provision hereof shall prohibit the Company or the Company Board of Directors from taking and disclosing to the Company’s stockholders its position with respect to any tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act.

(Emphasis added).

38.                                 The Merger Agreement goes on to state that if the Company receives a bona fide alternative “Acquisition Proposal” from anybody else, then Adolor is obligated to provide Cubist any information provided to the suitor. Moreover, the Merger Agreement obligates Adolor to notify Cubist of the identity of any suitor making an Alternative Transaction Proposal within (48) forty-eight hours of its receipt and to provide Cubist with its material terms and conditions. The Company must also keep Cubist informed of “any changes, developments, discussions or negotiations, of the status of any Acquisition Proposal.” Section 5.2(b) of the Merger Agreement states:

(b) Notwithstanding the foregoing, prior to the acceptance of Shares pursuant to the Offer (the “Acceptance Time”), the Company and its Representatives may furnish information concerning its business, properties or assets to any person pursuant to a confidentiality agreement with terms no less favorable to the Company than those contained in the Confidentiality Agreement and may negotiate and participate in discussions and negotiations with such person concerning an Acquisition Proposal if, but only if, such person has, not resulting from any knowing material violation of this Section 5.2, submitted a written proposal to the Company relating to such Acquisition Proposal which the Board of Directors determines in good faith, after consultation with its financial advisor, is or is reasonably expected to lead to a Superior Proposal. From and after the date hereof and prior to the Acceptance Time, the Company shall, within forty eight (48) hours, notify Parent in the event that the Company or any Company Subsidiary or Representatives receives (i) any Acquisition Proposal or indication by any person that it is considering making an Acquisition Proposal, (ii) any request for non-public information relating to the Company or any Company

Subsidiary related to an Acquisition Proposal, or (iii) any inquiry or request for discussions or negotiations regarding any Acquisition Proposal. The Company shall provide Parent, within such forty eight (48) hour period, with the identity of such Person and a copy of such Acquisition Proposal, indication, inquiry or request (or, where such Acquisition Proposal is not in writing, a description of the material terms and conditions of such Acquisition Proposal, indication, inquiry or request), including any modifications thereto. The Company shall keep Parent reasonably informed, no later than forty eight (48) hours after the occurrence of any changes, developments, discussions or negotiations, of the status of any Acquisition Proposal, indication, inquiry or request (including the material terms and conditions thereof and of any modification thereto), and any material developments, discussions and negotiations, including furnishing copies of any written inquiries, correspondence, and draft documentation. Without limiting the foregoing, the Company shall promptly (and in any event within forty eight (48) hours) notify Parent in writing if it determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal and shall in no event begin providing such information or engaging in such discussions or negotiations prior to providing such notice. The Company shall not, and shall cause the Company Subsidiaries not to, enter into any agreement with any Person subsequent to the date of this Agreement that would restrict the Company’s ability to provide such information to Parent. The Company shall not, and shall cause the Company Subsidiaries not to, terminate, waive, amend or modify any provision of, or grant permission or request under, any standstill or confidentiality agreement to which it or any of the Company Subsidiaries is or becomes a party. The Company will promptly provide to Parent any non-public information concerning the Company or the Company Subsidiaries provided or made available pursuant to this Section 5.2(b) which was not previously provided or made available to Parent. For purposes of this Agreement, a “Superior Proposal” is an unsolicited written Acquisition Proposal, that the Company Board of Directors believes in good faith is bona fide, to acquire more than fifty percent (50%) of the equity securities or consolidated total assets of the Company and the Company Subsidiaries pursuant to a tender or exchange offer, a merger, a consolidation, business combination or recapitalization, or a sale or license of its assets, (A) on terms which the Company Board of Directors determines in its good faith judgment to be more favorable to the holders of Shares than the transactions contemplated by this Agreement (after consultation with its financial and legal advisors), taking into account all the terms and conditions of such proposal and this Agreement, including the timing and likelihood of consummating the transactions contemplated by such proposal and this Agreement, and (B) which the Company Board of Directors has determined to be reasonably capable of being completed on the terms proposed, taking into account all financial, regulatory, legal and other aspects of such proposal.

(Emphasis added).

39.                                 The Merger Agreement contains a highly restrictive “fiduciary out” provision in Section 5.2(e) permitting the Board to withdraw its approval of the Proposed Transaction under extremely limited circumstances. Moreover, Section 5.2(e) of the Merger Agreement also grants

Cubist a “matching right” with respect to any “Superior Proposal” made to the Company. Section 5.2(e) of the Merger Agreement states:

(e) Notwithstanding the foregoing, the Company Board of Directors may make an Adverse Recommendation Change in the absence of an Acquisition Proposal if the Company Board of Directors has concluded in good faith, after consultation with its outside counsel, that an Adverse Recommendation Change is necessary to comply with its fiduciary duties, provided, however, that the Company Board of Directors shall not make an Adverse Recommendation Change unless the Company has (A) provided to Parent at least four (4) business days’ prior written notice (or such shorter period as remains prior to one day prior to the scheduled expiration date of the Offer) advising Parent that the Company Board of Directors intends to take such action and specifying the reasons therefore in reasonable detail and (B) during such four (4) business day, or shorter, period, if requested by Parent, engaged in good faith negotiations with Parent to amend this Agreement in such a manner that obviates the need or reason for the Adverse Recommendation Change.

(Emphasis added).

40.                                 Additionally, Section 1.10 grants Cubist an irrevocable option (the “Top-Up Option”). Section 1.10(a) states:

(a) The Company hereby grants to Sub an irrevocable option (the “Top-Up Option”), exercisable only on the terms and conditions set forth in this Section 1.10, to purchase at a price per share equal to the greater of (i) the last reported sale price of a Share on The Nasdaq Stock Market on the last trading day prior to the date on which the Top-Up Option is exercised or (ii) the Closing Amount, newly issued Shares (the “Top-Up Shares”) so that, when added to the number of Shares owned by Sub prior to the exercise of the Top-Up Option, Sub will own at least ninety percent (90%) of the Shares outstanding immediately after the issuance of the Top-Up Shares (not including in the Shares owned by Sub any Shares tendered pursuant to unfulfilled guaranteed delivery procedures); provided, however, that (i) the Top-Up Option shall not be exercisable for a number of Shares in excess of the Shares authorized and unissued at the time of exercise of the Top-Up Option and (ii) the Top-Up Option may not be exercised unless, following the Acceptance Time or after a subsequent offering period, seventy percent (70%) or more of the Shares shall be owned by Sub. The Top-Up Option shall be exercisable once at any time following the Acceptance Time and prior to the earlier to occur of (A) the Effective Time and (B) the termination of this Agreement in accordance with its terms. Sub may assign the Top-Up Option and its rights and obligations pursuant to this Section 1.10, in its sole discretion, to Parent.

41.                                 In other words, even if Cubist acquires just 70.1% of the Company through the Tender Offer, it would have the ability to exercise the Top-Up Option and dilute the economic interests of any remaining public shareholders including plaintiffs and members of the putative

Class. The coercive effect of the Top-Up Option is patently obvious. Unless Cubist gets the whole Company in the Tender Offer, it could exercise the Top-Up Option and the public shareholders would be frozen out.

42.                                 Further locking up control of the Company in favor of Cubist is Section 8.2 of the Merger Agreement, which contains provision for a “Termination Fee” of $10 million by the Company to Cubist if the Individual Defendants cause the Company to terminate the Merger Agreement pursuant to the lawful exercise of their fiduciary duties.

43.                                 Moreover, the Form 8-K filed by the Company with the SEC on October 25, 2011 that contains Merger Agreement revealed that the Individual Defendants and the other executive officers of Adolor have entered into Tender and Voting Agreements to tender all of their shares in the Tender Offer. According to the 2011 Proxy, all of Adolor’s executive officers and directors as a group beneficially own approximately 8.38% of the Company’s outstanding common stock.

44.                                 The consideration to be paid to plaintiff and the Class in the Proposed Transaction also is unfair and grossly inadequate because, among other things, the intrinsic value of Adolor is materially in excess of the amount offered in the Proposed Transaction, giving due consideration to the Company’s anticipated operating results, net asset value, cash flow profitability and established markets. Indeed, according to Yahoo! Finance, at least one analyst has set a price target of $8.00 per share for Adolor stock.

45.                                 The Proposed Transaction will deny Class members their right to share proportionately and equitably in the true value of Company’s valuable and profitable business, and future growth in profits and earnings, at a time when the Company is poised to increase its profitability.

46.                                 As a result, defendants have breached the fiduciary duties they owe to the Company’s public shareholders because the shareholders will not receive adequate or fair value for their Adolor common stock in the Proposed Transaction.

COUNT I

(Breach of Fiduciary Duty against the Individual Defendants)

47.                                 Plaintiff repeats and re-alleges the preceding allegations as if fully set forth herein.

48.                                 As members of the Company’s Board, the Individual Defendants have fiduciary obligations to: (a) undertake an appropriate evaluation of Adolor’s net worth as a merger/acquisition candidate; (b) take all appropriate steps to enhance Adolor’s value and attractiveness as a merger/acquisition candidate; (c) act independently to protect the interests of the Company’s public shareholders; (d) adequately ensure that no conflicts of interest exist between the Individual Defendants’ own interests and their fiduciary obligations, and, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of Adolor’s public shareholders; (e) actively evaluate the Proposed Transaction and engage in a meaningful auction with third parties in an attempt to obtain the best value on any sale of Adolor; and (f) disclose all material information in soliciting shareholder approval of the Proposed Transaction.

49.                                 The Individual Defendants have breached their fiduciary duties to plaintiff and the Class.

50.                                 As alleged herein, defendants have initiated a process to sell Adolor that undervalues the Company and vests them with benefits that are not shared equally by Adolor’s public shareholders – a clear effort to take advantage of the temporary depression in Adolor’s stock price caused by the current economic conditions. In addition, by agreeing to the Proposed Transaction, defendants have capped the price of Adolor at a price that does not adequately reflect the Company’s true value. Defendants also failed to sufficiently inform themselves of Adolor’s value, or disregarded the true value of the Company, in an effort to benefit themselves. Furthermore, any alternate acquirer will be faced with engaging in discussions with a management team and Board that is committed to the Proposed Transaction.

51.                                 As such, unless the Individual Defendants’ conduct is enjoined by the Court, they will continue to breach their fiduciary duties to plaintiff and the other members of the Class, and will further a process that inhibits the maximization of shareholder value.

52.                                 Plaintiff and the members of the Class have no adequate remedy at law.

COUNT II

(Aiding and Abetting the Board’s Breaches of Fiduciary Duty against Adolor and Cubist)

53.                                 Plaintiff repeats and re-alleges the preceding allegations as if fully set forth herein.

54.                                 Defendants Adolor and Cubist knowingly assisted the Individual Defendants’ breaches of fiduciary duties in connection with the Proposed Transaction, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Transaction, Adolor provided, and Cubist obtained, sensitive non-public information concerning Adolor’s operations and thus had unfair advantages that enabled it to acquire the Company at an unfair and inadequate price.

55.                                 As a result of this conduct, plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their Adolor shares.

56.                                 Plaintiff and the members of the Class have no adequate remedy at law.

WHEREFORE, plaintiff prays for judgment and relief as follows:

A.                                   Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative;

B.                                     Preliminarily and permanently enjoining defendants and all persons acting in concert with them, from proceeding with, consummating, or closing the Proposed Transaction;

C.                                     In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to plaintiff and the Class;

D.                                    Directing defendants to account to plaintiff and the Class for their damages sustained because of the wrongs complained of herein;

E.                                      Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff’s attorneys’ and experts’ fees; and

F.                                      Granting such other and further relief as this Court may deem just and proper.

Dated: November 1, 2011		RIGRODSKY & LONG, P.A.

	By:	/s/ Seth D. Rigrodsky
Seth D. Rigrodsky (#3147) Brian D. Long (#4347) Gina M. Serra (#5387)
919 N. Market Street, Suite 980
Wilmington, DE 19801
(302) 295-5310

Attorneys for Plaintiff